20100014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

March 12, 2010

Martin P. Dunn
O'Melveny & Myers LLP
1625 Eye Street, NW
Washington, DC 20006-4001

Re: JPMorgan Chase & Co.
Incoming letter dated January 11, 2010

Dear Mr. Dunn:

This is in response to your letters dated January 11, 2010 and March 2, 2010 concerning the shareholder proposal submitted to JPMorgan Chase by Loyola University Chicago. We also have received a letter on the proponent's behalf dated February 18, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

March 12, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: JPMorgan Chase & Co.
Incoming letter dated January 11, 2010

The proposal requests that the board publish a report assessing: (1) the impact of mountain top removal coal mining by JPMorgan Chase's clients on the environment and people of Appalachia, and (2) the adoption of a policy barring future financing by JPMorgan Chase of companies engaged in mountain top removal coal mining.

There appears to be some basis for your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(7), as relating to JPMorgan Chase's ordinary business operations. In this regard, we note that the second part of the proposal addresses the adoption of a policy barring financing of companies engaged in mountain top removal coal mining. In our view, this part of the proposal addresses matters beyond the environmental impact of JPMorgan Chase's project finance decisions, such as JPMorgan Chase's decisions to extend credit or provide other financial services to particular types of customers. Proposals concerning customer relations or the sale of particular services are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if JPMorgan Chase omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which JPMorgan Chase relies.

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

O'MELVENY & MYERS LLP

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1934 Act/Rule 14a-8

March 2, 2010

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of Loyola University Chicago
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

This letter concerns the request dated January 11, 2010 (the ***"Initial Request Letter"***) that we submitted on behalf of JPMorgan Chase & Co., a Delaware corporation (the ***"Company"***), seeking confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by Loyola University Chicago (the ***"Proponent"***) from the Company's proxy materials for its 2010 Annual Meeting of Shareholders (the "***2010 Proxy Materials***"). On behalf of the Proponent, Mr. Paul Neuhauser submitted a letter to the Staff dated February 18, 2010 (the ***"Proponent Letter"***), asserting his view that the Proposal and Supporting Statement are required to be included in the 2010 Proxy Materials.

We submit this letter on behalf of the Company to supplement the Initial Request Letter and respond to the claims made in the Proponent Letter. We also renew our request for confirmation that the Staff will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2010 Proxy Materials in reliance on Rule 14a-8.

We have concurrently sent copies of this correspondence to the Proponent.

I. BACKGROUND

On December 1, 2009, the Proponent submitted the Proposal to the Company for inclusion in the Company's 2010 Proxy Materials. The Proposal requests that the Board publish a report "assessing (i) the impact of [mountaintop removal (*"MTR"*)] mining by [the Company's] clients on the environment and people of Appalachia, and (ii) the adoption of a policy barring future [Company] financing of companies engaged in MTR mining."

The Company believes that it may properly omit the Proposal from its 2010 Proxy Materials in reliance on the following paragraphs of Rule 14a-8:

- Rule 14a-8(i)(7), as the Proposal deals with matters relating to the Company's ordinary business operations; and
- Rule 14a-8(i)(3), as the Proposal is materially false and misleading.

The Proponent Letter contends that the Proposal and Supporting Statement should not be subject to exclusion from the 2010 Proxy Materials under Rule 14a-8 because (1) the subject matter of the Proposal relates to a significant policy issue that transcends ordinary business matters, and (2) the Company has failed to carry its burden of establishing that the Proposal as a whole is vague or indefinite.

As discussed below, the Proponent Letter does not alter the analysis of the application of Rule 14a-8(i)(7) to the Proposal. Specifically, the issue of whether the Proposal touches upon a significant policy issue is irrelevant for this analysis where, as here, the Proposal is focused primarily on the ordinary business matters described in the Initial Request Letter. Also, the Proponent Letter does not alter the application of Rule 14a-8(i)(3) to the Proposal, as the Proposal remains impermissibly vague and indefinite such that any action ultimately taken by the Company upon implementation of the Proposal (if adopted) could be significantly different from the actions envisioned by shareholders in voting on the Proposal.

II. EXCLUSION OF THE PROPOSAL

A. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(7), as it Deals With Matters Relating to the Company's Ordinary Business Operations

1. The Proponent Letter misstates the standard for evaluating a significant policy issue under Rule 14a-8(i)(7)

The Proponent Letter states that "under the Commission's understanding of Rule 14a-8(i)(7), it is not sufficient for a registrant to establish that a given activity (e.g. extension of credit) is a matter of ordinary business [but that the] registrant must also carry the burden of proving, in addition, that the proposal has no significant policy issues inherent in it." However, the Staff has never required a company to "prove" that the subject matter of a proposal does not raise a significant policy issue in order to meet its burden for demonstrating that the proposal may be excluded in reliance on Rule 14a-8(i)(7). *See Masco Corporation* (January 13, 2010) (concurring in the exclusion of a proposal requesting that the board of directors adopt a resolution requiring that Masco limit the term of engagement of its independent auditors to a maximum of five years under Rule 14a-8(i)(7) as relating to the company's ordinary business operations, where the company did not argue that selection of independent auditors was <u>not</u> a significant policy issue); *Oak Valley Bancorp* (January 13, 2010) (concurring in the exclusion of a proposal requesting that the board take the necessary steps to see that the company "make every possible effort to repay to the United States government the obligation incurred by the Troubled Asset Relief Program (TARP) transaction" under Rule 14a-8(i)(7) as relating to the company's ordinary business operations, where the company did not argue that repayment of TARP funds was <u>not</u> a significant policy issue).

The Proponent Letter goes on to state the that Staff "recently restated" the applicable standard for review of proposals under Rule 14a-8(i)(7) in Staff Legal Bulletin 14E (October 27, 2009) (***"SLB 14E"***). SLB 14E conveys the Staff's view regarding its standard of review for shareholder proposals that relate to a company engaging in an assessment of environmental, financial, or health risks. However, the intent of SLB 14E was not to expand or revise the definition of a significant policy issue, but to set forth the Staff's new view that it will apply the same historical standards under Rule 14a-8(i)(7) to proposals seeking an assessment of risk (or relating to succession planning) that it applies to all other proposals in determining whether the subject matter of a proposal raises significant policy issues and has a sufficient nexus to the company such that exclusion in reliance on Rule 14a-8(i)(7) may not be appropriate.

2. The Proponent Letter mischaracterizes the subject matter of the Proposal

The Proponent Letter provides a description of the Proposal that is contrary to the plain language of the Proposal and Supporting Statement. The Proposal calls for a report on:

(i) "the impact of MTR mining by [the Company's] clients on the environment and people of Appalachia," and

(ii) "the adoption of a policy barring future [Company] financing of companies engaged in MTR mining."

Despite the clear language of the Proposal, the Proponent Letter incorrectly states the following:

> "In the instant case, the Proponent's shareholder proposal does not request the Company to cease making loans to specific companies. On the contrary, it calls on Chase to report (i) on the impact on the environment that has come about as a result of the implementation of its own current policies and (ii) an assessment of the probable environmental impact of enhancing those policies. The proposal is

therefore one that relates to the company's OWN environmental policies and their impact in the real world."

The attempt of the Proponent Letter to recast the Proposal as not requesting that the Company "cease making loans to specific companies" does not change the actual language of the Proposal that addresses "the adoption of a policy barring future [Company] financing of companies engaged in MTR mining."[1] As such, any characterization of the Proposal as not addressing "the adoption of a policy barring future [Company] financing of companies engaged in MTR mining" is false.

Moreover, the Supporting Statement states "while [the Company's] competitors Citigroup and Bank of America have adopted policies on lending to companies engaged in MTR, [the Company] has not." Again, the plain language of this statement rebuts the attempt by the Proponent Letter to recast this Proposal as one about the "implementation of [the Company's] current policies" or an assessment of probable effect of "enhancing those policies." As such, any characterization of the Proposal as addressing "current policies" of the Company is false.

3. ***The Proponent Letter provides no compelling precedent for the view that the financing of projects having a major impact on the environment raises a significant policy issue for the financier***

The Proponent Letter concurs that "lending activities are a matter of ordinary business." Based on this statement alone, the Company believes that the Proposal and Supporting Statement may be excluded from the 2010 Proxy Materials in reliance on Rule 14a-8(i)(7), as that is the exact focus and subject matter of the Proposal -- the Company's lending activities.

However, the Proponent Letter goes on to assert that "if the financial provider is closely enough connected (i.e., has a sufficient nexus) with the activity that would raise a significant policy issue for the borrower" (emphasis added) then "lending activities" would not constitute matters relating to a company's ordinary business operations. If this analysis is to be adopted by the Staff, then the ordinary business operations of any registrant with a "sufficient nexus" (i.e., a business relationship) to a company engaged in activities that may have an adverse impact on the environment (such as MTR, oil and gas production, logging, fishing, real estate construction, etc.) would transcend ordinary business matters. Under such a new analysis, the provision of power, the supplying of raw materials, the sale of heavy equipment, as well as the provision of financial services to a company engaged in activities that may raise environmental concerns would all demonstrate a "sufficient nexus" to the "activity that would raise a significant policy issue for the [customer]." The Staff has no

[1] As noted on page 7 of the Initial Request Letter, and in Section II.B below, the Company believes that the Proposal is impermissibly vague and indefinite because reasonable shareholders, when reading the Proposal and Supporting Statement as a whole, are likely to view a vote in favor of this Proposal as a vote in favor of the adoption of such a policy (rather than a vote in favor of the "assessment" of such a policy).

history of treating certain registrants differently under Rule 14a-8, so the view that the "lending activities" of a "financial provider" are in any way different from the "supply activities" or "service activities" of another registrant to a customer engaged in MTR mining is without basis. Therefore, the Company believes that the assertion by the Proponent Letter that it is sufficient that a proposal regarding a company's ordinary business operations relate to its business relationship with wholly separate entities that engage in "activit[ies] that would raise a significant policy issue for [those entities]" is not a persuasive or an accurate reflection of prior Staff application of Rule 14a-8.

In support of this novel view of the application of Rule 14a-8(i)(7), the Proponent Letter cites to four prior no-action letters issued by the Staff. The Proponent Letter cites to *American Standard Companies, Inc.* (March 18, 2002) as support for its view that proposals seeking a "report to their shareholders not only about their own emissions, but also about the emissions of others, namely those who bought and used its products (i.e., the total lifecycle pollution emissions)" may not be omitted in reliance on Rule 14a-8(i)(7). The proposal in *American Standard* requested a report to shareholders "on the greenhouse gas emissions from [the] company's <u>own operations and products sold,</u> including: steps the company can take to reduce emissions of greenhouse gases substantially; recommendations for steps the appliance manufacturing industry can take to collectively reduce emissions of greenhouse gases substantially, and plans, if any, to support energy-efficient appliance standards" (emphasis added).[2] The company argued that decisions on whether and to what extent the company chose to support certain initiatives enumerated in one clause of the supporting statement were fundamental to management's day to day operations of its business and the proposal, therefore, was excludable under Rule 14a-8(i)(7). Although the proponent, in correspondence submitted to the Staff, noted that the company "concedes that what is important is the emissions over the life-cycle of the product, not just the emissions in the production of the product,"[3] there is nothing to suggest that the Staff based its determination that the proposal could not be excluded in reliance on Rule 14a-8(i)(7) on this argument. In fact, it is unlikely that the Staff considered such an argument, as it was not asserted by the

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2 Moreover, the proponent of the proposal asserted (in correspondence drafted by the same author as the Proponent Letter) that the proposal "requests the [c]ompany to report on the greenhouse gas emissions <u>caused by its operations and products</u>" and that "[c]limate change and the contribution of greenhouse gases to that change is not merely a policy issue for the Congress and the executive...[but it] is equally an important policy issue for those companies <u>whose operations or products emit</u> such polluting gases" (emphasis added).

3 The Proponent Letter re-characterizes this argument in favor of inclusion of the proposal in *American Standard* as now supporting the view that proposals requesting a "report to their shareholders not only about their own emissions, but also about the emissions of others, namely those who bought and used its products (i.e., the total lifecycle pollution emissions)" implicate a significant policy issue. However, this was not the argument put forth in the correspondence regarding the proposal at issue in *American Standard*. In the correspondence in *American Standard*, the proponent's representative argued that it was important to consider emissions over the life-cycle of the product (i.e., the "environmental cost of greenhouse gas emissions (as from electric consumption) over the life-cycle of the product") because the proposal focused, in part, on its desire for the company to make its products more energy-efficient. Considering the emissions of a product manufactured and sold by a company over the life-cycle of that product is not the same as considering the emissions of others.

company as a basis upon which it could exclude the proposal. Instead, it appears that the Staff agreed with the arguments asserted on behalf of the proponent that the proposal requested a report regarding the current emissions and the considerations of measures to reduce emissions from the operations of and products sold by American Standard and, thus, was not excludable under Rule 14a-8(i)(7).

The Proponent Letter's assertion that the *American Standard* letter "supports" the view that "financing of projects having a major impact on the environment...raises an important policy issue with respect to the [financier]" is misplaced. In fact, the *American Standard* no-action letter provides a crystal clear example of the opposite -- *i.e.*, that it was the proposal's focus on the significant policy issue of the environmental impact from "the company's operations" and the "products sold by the company" that made the proposal ineligible to be omitted in reliance on Rule 14a-8(i)(7). The *American Standard* no-action letter lends no support whatsoever to the view that the "emissions of others, namely those who bought and used [their] products" are an important policy matter, much less a "significant policy matter" as that term is defined for the purposes of Rule 14a-8(i)(7).

The Proponent Letter also cites to *Citigroup Inc.* (February 27, 2002) for support of its view that "financing of projects having a major impact on the environment...raises an important policy issue with respect to the [financier]." The proposal in *Citigroup* requested "a report that reflects an economic and environmental commitment to confronting climate change" including certain information called for by the proposal. The only arguments that Citigroup asserted in its no-action request as bases for excluding the proposal in reliance on Rule 14a-8(i)(7) were that the proposal related to an "evaluation of risk" and that the proposal sought to "micro-manage" the company. Therefore, the only view expressed by the Staff in *Citigroup* was that the proposal could not be excluded in reliance on Rule 14a-8(i)(7) as relating to the evaluation of risk or because it sought to micro-manage the company.[4] The Staff was not asked to express a view as to whether or not a proposal focused on the impact of the loans that a company makes on carbon emissions related to a significant policy issue. Thus, the Proponent Letter's reliance on *Citigroup* to support its conclusion that proposals relating to the impact of the loans that a company makes on carbon emissions implicate a significant policy issue is again misplaced.

The two other letters cited relate to the unique circumstances regarding construction of the Three Gorges Dam in China.[5] The Proponent Letter asserts that the proposals at issue in these no-action letters support the general theory that the "Company is closely enough associated with the grievous harm [MTR] projects do to the environment that the Proponent's shareholder proposal raises an important policy issue for the lender as well as the borrower." However, in the decade since these no-action letters were issued, the Staff has not found any

4 Staff Legal Bulletin 14 (July 13, 2001) states that a "company has the burden of demonstrating that it is entitled to exclude a proposal, and we will not consider any basis for exclusion that is not advanced by the company."

5 *See Merrill Lynch & Co.* (February 25, 2000) and *Morgan Stanley Dean Witter & Co.* (January 11, 1999).

other proposals regarding lending activities to address issues that transcend ordinary business matters. For example, the Staff addressed a proposal in *Wells Fargo & Company* (February 16, 2006) requesting the board to implement a policy mandating that Wells Fargo will not provide "credit or other banking services to lenders that are engaged in payday lending." The Staff concurred that such a proposal could be omitted in reliance on Rule 14a-8(i)(7), as relating to Wells Fargo's ordinary business operations (*i.e.*, credit policies, loan underwriting and customer relations), despite the proponent's assertion that the subject matter of the proposal "related to an issue the Commission has recognized as a matter of important social policy." In *Bank of America* (May 5, 2005) (same proposal), the proponent argued:

> "The [company] argues that its extension of credit to payday lenders does not cause it to engage in predatory lending practices and as such that such extensions of credit do not raise matters of public policy. In other words, the [company] argues that even assuming that the payday lending companies to whom the [company] extends credit engage in predatory lending, because the [company] itself is not making such loans, no issue of social policy is implicated...."
>
> "The [company's] role with respect to the product (i.e. payday lending) is not that of mere distributor, but is analogous to that of a component supplier. The [company] currently extends credit to payday lenders thereby providing these lenders with the capital required to enter into payday loan transactions with consumers. Thus, this situation is more analogous to the business relationship found in *Kimberly-Clark Corporation* (February 22, 1990). In *Kimberly Clark*, the company served as a supplier of paper products used by tobacco companies to manufacture cigarettes. The [Staff] disallowed the exclusion of a shareholder proposal that prohibited the company from transacting any business related to tobacco products. [Bank of America], in this case, similarly provides a financial service that enables payday lenders to engage in their core business and without which they would not likely be able to function. Thus, the [company] is essentially a supplier of a critical component to its customers that engage in payday lending, which is a business relationship much more analogous to the situation referenced in *Kimberly Clark*..."

In *Bank of America*, the proponent argued that because of the inherently negative effects of payday lending and the social policy issues raised by payday lending that its proposal fell within the scope of the Commission's significant policy issue exception to the ordinary business basis for shareholder proposal exclusions under Rule 14a-8(i)(7) and that Bank of America should not be allowed to omit the proposal in reliance on that rule. However, the Staff disagreed and concurred that the proposal could be omitted in reliance on Rule 14a-8(i)(7), as relating to the company's ordinary business operations (*i.e.*, credit policies, loan underwriting and customer relations).[6]

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6 *See also The Western Union Company* (March 6, 2009) (concurring in the omission of a proposal requesting a report on the company's policies on investment in communities in which it does business

The Proponent Letter dismisses the above-mentioned no-action letters, and the other letters cited in the Initial Request Letter, as not standing for "the proposition that the borrower's conduct cannot be invoked to establish that a shareholder proposal raises a significant policy issue for the lender." The Initial Request Letter never sought to "disprove" the novel hypothesis put forth by the Proponent Letter. However, the Initial Request Letter (and the analysis above) provides dispositive support for the view that the Proposal relates specifically to credit decisions, credit policies, loan underwriting and customer relations, all of which are subjects that the Staff has historically viewed as relating to ordinary business matters regardless of the nature of the borrower or its intended use of the funds.

The Proponent Letter now asks the Staff to look through that ordinary business matter to the use of proceeds from such ordinary business activities to find a "sufficient nexus" to a significant policy issue. However, the four no-action letters to which the Proponent Letter cites are not persuasive in supporting this view. As noted above, the descriptions of the proposal in *American Standard* and the characterization of the view expressed by the Staff in that no-action letter are misstated in the Proponent Letter. Similarly, the *Citigroup* no-action letter cited by the Proponent Letter is persuasive only for the view that the proposal in that letter did not relate to the evaluation of risk. And the last two precedent cited by the Proponent Letter related to the very unique circumstances surrounding the construction of the Three Gorges Dam, including the widespread debate about the specific means through which that project was being funded, and the Staff has not expanded the positions it took in those two letters to any later proposal relating to lending and credit decisions. In fact, as discussed above, the Staff has taken the opposite view and refused to deny any request to exclude such a proposal relating to lending and credit decisions since it issued those two letters ten years ago.

4. Conclusion

The Proponent Letter puts forth a novel argument regarding the application of Rule 14a-8(i)(7). Unfortunately, that argument is based solely on the Proponent Letter's view of the application of Rule 14a-8(i)(7) and not on the Staff's consistent application of Rule 14a-8(i)(7) in the context of a financial institution's lending and credit decisions. For the last ten years, the Staff has consistently taken the position that lending decisions are ordinary business matters, regardless of the nature of the borrower or its intended use of the funds. SLB 14E changed the Staff's approach to Rule 14a-8(i)(7) in the context of proposals relating to the evaluation of risk and succession planning. SLB 14E did not alter the Staff's

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with a view to incorporating criteria to work with local stakeholders and organizations to identify community needs and develop long-term reinvestment that reflect those needs under Rule 14a-8(i)(7), as relating to the company's ordinary business operations (*i.e.*, investment decisions)); *Conseco, Inc.* (April 18, 2000) (concurring in the omission of a proposal requesting the establishment of a committee of outside directors to develop and enforce policies to ensure that accounting methods and financial statements adequately reflect the risks of subprime lending and employees do not engage in predatory lending practices under Rule 14a-8(i)(7), as relating to the company's ordinary business operations (*i.e.*, accounting methods and the presentation of financial statements in reports to shareholders)).

approach to the application of Rule 14a-8(i)(7) in other contexts. The Proponent Letter mistakenly implies that SLB 14E threw out all prior Staff positions regarding the application of Rule 14a-8(i)(7) and its view of the significant policy issue exception to that provision. It did not. The Staff's precedent on proposals such as the Proposal is clear -- lending and credit decisions, regardless of the use of the funds by the borrower, are ordinary business matters and proposals relating to such matters may be excluded in reliance on Rule 14a-8(i)(7). The Proponent Letter does not argue for an application of Staff precedent; the Proponent Letter calls for a reversal of Staff precedent. Neither SLB 14E nor the Proponent Letter provide any basis for a reversal of the Staff's clearly expressed position regarding the application of Rule 14a-8(i)(7) to proposals relating to the lending or credit decisions of financial institutions. Under that clear precedent, the Proposal and Supporting Statement may be excluded from the Company's 2010 Proxy Materials in reliance on Rule 14a-8(i)(7) as relating to the Company's ordinary business matters.

B. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(3) as the Proposal Contains Material Terms Undefined in the Supporting Statement that Render the Proposal Impermissibly Vague and Indefinite

The Proponent Letter expresses the view that the Company has failed to carry its burden of establishing that the Proposal and Supporting Statement, when taken as a whole, are impermissibly vague or indefinite. As articulated in Staff Legal Bulletin 14B (Sep. 15, 2004) the standard for evaluating whether a proposal is impermissibly vague or indefinite is whether "the resolution contained in the proposal is so inherently vague or indefinite that neither the [shareholders] voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." In support of its view, the Proponent Letter mischaracterizes the Company's arguments that the Proposal is vague or indefinite as simply "nit picking objections."

The Proposal calls for a report, at reasonable cost and omitting proprietary information, by September 2010 of an assessment of "the impact of MTR mining" by the Company's clients on the "environment and people of Appalachia," and an assessment of the adoption of a policy barring future financing of companies engaged in MTR mining. The Initial Request Letter noted that the Proposal failed to clarify what type or types of "impacts" on the people and environment the requested report was suppose to assess. As a financial services firm, the Company possesses the background and manpower to undertake financial assessments of its financing activities. However, the Proponent Letter suggests the Company "reread" the fourth, fifth, sixth, seventh, eighth, and ninth paragraphs of the Whereas clause, as "at no point whatsoever does the [P]roposal call for a review of financial factors." These paragraphs of the Whereas clause state (in their entirety, citations omitted):

- "Notwithstanding these policy commitments, JPM provides financing to coal companies that practice mountaintop removal (MTR) mining, a highly controversial practice that has serious adverse impacts on communities, the environment, and public health."

- "MTR causes massive environmental devastation. Forests are clear-cut, the tops of mountains blasted away to reveal coal seams and the rubble dumped in the valleys below, filling streams and destroying water resources."

- "The U.S. Environmental Protection agency (EPA) found that approximately 1,200 miles of headwater streams in the Appalachian coal region (2% of the streams in the study area) were directly impacted by MTR. By mid-century about 20% of the 12 million acres of mountains and forests will have suffered from MTR and 12% of the streams in that area will have been eliminated. EPA has placed 79 MTR projects on hold to review of the permits due to concerns about water quality and environmental health."

- "MTR has reportedly leveled at least 474 mountains in Appalachia destroying forests that are among the world's richest in biodiversity. Between 1992 and 2012, EPA estimates MTR will have destroyed approximately 7% of Appalachian forests in coal mining regions studied."

- "Old growth forests, like those found in Appalachia, are important carbon sinks that store atmospheric carbon dioxide. Deforestation is the second leading source of GHG emissions worldwide. The carbon in forests destroyed by MTR each year roughly equals the annual emissions from two 800-megawatt coal-fired power plants."

- "MTR blights communities. Of the roughly half-million acres of land covered by surface-mining permits in Kentucky over the last decade, less than 14,000 acres are scheduled to be reclaimed for commercial, residential, industrial or recreational development, according to state mining authorities."

The Proponent Letter goes on to assert that the "fourth through tenth paragraphs of the Whereas clause, the resolve clause and the Supporting Statement"[7] constitute the "ask" of the Proposal, and that "none of these have even a scintilla of reference to financial factors." As stated in the Initial Request Letter, the Company believes that this exact issue renders the Proposal materially false and misleading as a reasonable shareholder would not view the above-quoted clauses as setting forth the "types" of impact that the requested report is expected to address. The Proponent Letter provides no support whatsoever for the view that shareholders will understand that the seven paragraphs in the Whereas clause,[8] all statements

7 The Proposal includes only the ten paragraphs of the Whereas clause and the resolve clause. This letter and the Initial Request Letter refer to the Whereas clause as the Supporting Statement. However, the meaning of the Proponent Letter's reference to a supporting statement separate from the Whereas clause is unclear.

8 The fourth through ninth paragraphs of the Whereas clause are quoted above. The tenth paragraph of the Whereas clause reads: "While JPM's competitors Citigroup and Bank of America have adopted policies on lending to companies engaged in MTR, JPM has not."

regarding MTR mining, are intended to inform shareholders and the Company on what the Proposal is "asking" for. For example, there is no guidance in the Proposal, Supporting Statement or the Proponent Letter regarding if or how the Company is to assess the impact of reclamation of land covered by surface-mining permits (paragraph nine) or how the Company is to assess the impact of the policies adopted by the Company's competitors (paragraph 10).

Moreover, the Initial Request Letter reflects the Company's reasonable assumption that, although it was by no means clear, the Proposal and Supporting Statement called for a financial assessment of the impact of the Company's clients' MTR mining activities. This seemed the only logical interpretation of a proposal submitted to a financial services firm, especially since the Company is not now and has never been engaged in any mining operations and is being asked to "assess" the impact of its clients' operations. However, this reasonable understanding is, according to the Proponent Letter, exactly opposite of the Proposal's intended meaning. As such, it serves as a stark example of how shareholders reading such a Proposal might view the expected actions to be taken in implementation of the Proposal (if adopted) in conflicting manners.

The Initial Request Letter also states the Company's view that the second part of the Proposal (requiring the Company to assess "the adoption of a policy barring future JPM financing of companies engaged in MTR mining") is impermissibly vague and indefinite when taken together with the Supporting Statement because it is likely that shareholders will be confused about whether they are voting on a Proposal that would require the Company to adopt a policy barring the Company's future financing of companies engaged in MTR mining or whether the Company would only be required to evaluate its adoption of such a policy. The Proponent Letter states that reference to portions of the Supporting Statement "only serve to obfuscate the issue, since neither [Citigroup's nor Bank of America's (the two companies referenced which have lending policies regarding companies engaged in MTR mining in the Supporting Statement)] policies involves a ban on financing." However, this fact is not provided for shareholders' consideration in either the Proposal or the Supporting Statement. Therefore, the Company continues to believe that shareholders may be materially misled by the references in the Supporting Statement when making a voting decision on the Proposal, as it is not clear that the Proposal does not call on the Company to implement a policy barring future financing of companies engaged in MTR mining.

For the reasons set forth above, and those set forth in the Initial Request Letter, the Company continues to believe that the Proposal and Supporting Statement are impermissibly vague and indefinite such that neither the shareholders voting on the Proposal, nor the Company in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

III. CONCLUSION

For the reasons discussed above and in the Initial Request Letter, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2010 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal from its 2010 Proxy Materials. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,

Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: Mr. Paul M. Neuhauser

Ms. Dawn Wolfe
Associate Director of Social Research
Boston Common Asset Management

Mr. George Gay
Chief Executive Officer
First Affirmative Financial Network, LLC

Anthony Horan, Esq.
JPMorgan Chase & Co.

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 18, 2010

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Gregory S. Belliston, Esq.
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to JPMorgan Chase & Co. (Loyola University)

Dear Sir/Madam:

I have been asked by Loyola University (Chicago) (which is hereinafter referred to as the "Proponent"), which is a beneficial owner of shares of common stock of JPMorgan Chase & Co. (hereinafter referred to either as "Chase" or the "Company"), and which has submitted a shareholder proposal to Chase, to respond to the letter dated January 11, 2010, sent to the Securities & Exchange Commission by O'Melveny & Myers on behalf of the Company, in which Chase contends that the Proponent's shareholder proposal may be excluded from the Company's year 2010 proxy statement by virtue of Rules 14a-8(i)(7) and 14a-8(i)(3).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in Chase's year 2010 proxy statement and that it is not excludable by virtue of either of the cited rules.

The Proponent's shareholder proposal requests the Company to report on its policies relating to the financing of mountain top removal operations.

BACKGROUND

Two years ago a shareholder proposal concerning mountain top removal, but with a quite differently worded Resolve Clause, was considered by the Staff. *Bank of America* (February 25, 2008). Because of the overbroad wording of the Resolve Clause, which could have been read to request the bank to cease the financing to suppliers (including electric utilities etc) of companies engaged in mountain top removal coal mining the proposal was excluded as vague under Rule 14a-8(i)(3).

In connection with that company's no-action request two years ago, the undersigned submitted to the Commission a letter in opposition to that request. A portion of that letter, which quite retains its relevance, is quoted immediately below:

****

The effects of mountaintop removal coal mining ("MTR") were recently the subject of litigation in West Virginia. In *Ohio Valley Environmental Coalition et al v. United States Army Corps of Engineers*, 479 F. Supp. 2d 607 (SDWV, March 23, 2007) the plaintiffs sued for declaratory relief that the Army Corps had violated the Clean Water Act and the Environmental Policy Act by granting permits to fill streams in conjunction with MTR and to enjoin the other defendants from engaging in the conduct authorized by those permits. The Court granted the plaintiffs the relief that they had requested and described MTR in Part I ("INTRODUCTION") of its opinion as follows: (Citations omitted in all excerpts from the opinion, except as otherwise indicated.)

INTRODUCTION

Coal mining has long been part of the fabric of Appalachian life, providing jobs to support workers and their families and energy to fuel the nation. Unfortunately, coal mining also exacts a toll on the natural environment. In particular, the mining technique at issue in these permits potentially results in dramatic environmental consequences. The Honorable Charles H. Radon II, after a firsthand examination of maintop removal mining sites in southern West Virginia, offered the following description:

[M]ined sites were visible from miles away. The sites stood out among the natural wooded ridges as huge white plateaus, and the valley fills appeared as massive, artificially landscaped stair steps. Compared to the thick hardwoods of surrounding undisturbed hills, the mine sites appeared stark and barren and enormously different from the original topography.

Bragg v. Robertson, 54 F. Supp. 2d. 635, 646 (S.D. W. Va. 1999) (issuing preliminary injunction upon finding irreparable harm).

This lawsuit represents another challenge against the coal industry and governmental regulators over mountaintop removal coal mining. The controversy surrounding this method of coal mining has spawned numerous lawsuits by environmentalists against state and federal regulators involved in the approval and use of mountaintop removal mining in West Virginia and neighboring Appalachian states. The Honorable Paul V. Niemeyer, speaking for a panel of the Fourth Circuit, aptly described the backdrop for this controversy six years ago: Mountaintop-removal coal mining while not new, only became

widespread in West Virginia in the 1990s. Under this method, to reach horizontal seams of coal layered in mountains, the mountaintop rock above the seam is removed and placed in adjacent valleys; the coal is extracted; and the removed rock is then replaced in an effort to achieve the original contour of the mountain. But because rock taken from its natural state and broken up naturally "swells", perhaps by as much as 15 to 25%, the excess rock not returned to the mountain--the "overburden"--remains in the valleys, creating "valley fills." Many valley fills bury intermittent and perennial streams and drainage areas that are near the mountaintop. Over the years, the West Virginia Director of Environmental Protection (the Director" or "State Director"), as well as the U.S. Army Corps of Engineers, has approved this method of coal mining in West Virginia. The disruption to the immediate environment created by mountaintop mining is considerable and has provoked sharp differences of opinion between environmentalists and industry players.
Bragg v. West Virginia Coal Assoc., 248 F.3d 275, 286 (4th Cir. 2001).
In this matter, environmentalists have targeted the U.S. Army Corps of Engineers ("Corps"). Although the Corps has no direct regulatory authority with respect to mountaintop removal coal mining, it plays an indirect role through its control over a critical byproduct of mountaintop removal mining: valley fills, which entail burying streams when valleys are filled with overburden. Section 404 of the Clean Water Act ("CWA"), 33 U.S.C. § 1251, *et seq.,* vests authority in the Corps to issue permits for the disposal of fill material into the waters of the United States. Without such a permit, the discharge is prohibited, thus precluding the construction of valley fills necessary for mountaintop removal coal mining.

The "dramatic environmental consequences" mentioned by Judge Chambers in the second sentence of his opinion are detailed subsequently in his opinion (at pp. 28-30):

The Corps' decision to issue those permits [four permits were at issue; subsequently four additional permits were also enjoined in the some litigation: see LEXIS 75882] will allow the applicants to bury miles of streams and fill their valleys with excess spoil material produced by mountaintop removal mining. 21 [Footnote 21 reads as follows. "This material consists of rock, soil and other material excavated during mining by using the mountaintop removal method. The material expands greatly and cannot be placed back in its approximate original contour, so valleys near the mining are filled. In addition, the overburden material, as a result of being exposed, undergoes chemical changes which also may affect water quality and aquatic life."] The Corps candidly acknowledges in the CDDs that those valley fills will permanently bury the streams along with their riparian areas, permanently alter the normal water flow within the area under the fill, and destroy or disrupt the living organisms and their habitats within the valley.

Each decision reports the length of the streams to be filled. For example, the Lexare East permit allows the permanent filling of 24,860 linear feet [just over 4.7 miles] of intermittent and ephemeral streams in order to construct the seven valley fills within the Laurel Creek and Drawdy Creek watersheds. *CDD for Laxare East Surface Mine Application ("Laxare East CDD"),* 14, 44 (July 18, 2006). These seven fills will hold 73.9 million cubic yards of overburden material, with each fill draining between 108 acres to 229 acres. *Id.* at 14-15, 36. Construction of these fills will require the permanent filling of 9,367 linear feet of intermittent and 15,493 linear feet of ephemeral streams. The project also calls for the construction of ten sediment ponds, which will temporarily impact 935 linear feet of intermittent streams and 2,164 linear feet of ephemeral streams. In total, 27,959 linear feet [just under 5.3 miles] of intermittent and ephemeral streams will be impacted, 24,860 permanently. Biological samples collected at different stations within the streams revealed a large number and healthy variety of aquatic organisms.

The Court then goes on to describe in similar terms the results that will ensue under each of the other three permits (covering approximately 8 miles of streams) at issue in this branch of the litigation (which ultimately involves eight permits with one additional permit grant not yet ripe for decision). After describing these environmental impacts, time Court went on to say (at p. 31):

The Corps does not dispute that these impacts, standing alone, would require a finding that the proposed discharges violate the CWA and mandate a full EIS under NEPA. *See, e.g., Black Castle CDD,* at 87. However, the Corps defends its approvals by relying on mitigation to offset these impacts, thereby rendering the effects not significant. Before the Court may evaluate whether the mitigation plans offset the impacts, the Court first must consider whether the Corps has met its duty to properly assess the impacts.

The Court subsequently held that the mitigation plans failed to offset the environmental impacts that would result from the fill portion of MTR. Before reaching that conclusion, the Court, in Part V A 3 (ii) of its opinion, discussed the "Role of Headwater Streams" in the environment as disclosed by the testimony in the case:

All streams contribute similar ecological benefits, no matter what their size. Streams transport sediment and organic material downstream and serve as habitat for aquatic and other life. Yet, headwater streams differ from perennial streams in critical ways. Headwater streams, such as those at issue here, are typically found in forested hollows. The forests supply organic material critical to the stream and life within it. Trees often produce a canopy covering portions of the stream, shading the water in the summer and providing organic matter. This organic material is collected within the headwater streams, broken down and transported downstream where it supplies much of the energy and material which support life and other ecological functions. In addition, the process of "nutrient uptakes." is greater in headwater streams. . . .headwaters allow for nutrients to be broken down and used by organisms downstream. (At pp. 40-41.)

Moreover, headwaters serve as the habitat for unique fauna and possess greater biodiversity, with 90% of the biodiversity of a watershed found in headwaters. . . . A greater portion of their flow comes from groundwater, which tends to be cooler than surface water in the summer and warmer in the winter, thereby regulating the temperature of downstream waters. This groundwater exchange also contributes to a water purification function. Groundwater exchange is a complex interaction of water, nutrients, organic material and chemicals, occurring through contact with the stream bed and banks, where water and dissolved material move to and from the stream These characteristics make headwater streams disproportionately important in functions related to biodiversity, water quality, and nutrient processing. (At pp. 41-42.)

The destruction of headwater streams and the trees and plants around them eliminates a large amount of organic material from the stream network and deprives downstream resources of the other functions typically served by headwater streams. . . . The groundwater exchange naturally occurring in intermittent streams is lost, which may decrease the water purification process. As a result of valley fills, the water chemistry changes, which affects the range of aquatic life. Valley fills increase the discharge of chemicals which are then carried downstream. 38 [Fn 38: The valley fills and mining activity will result in downstream "increases in sulfates, total dissolved solids, total calcium, total magnesium, hardness, total manganese, dissolve manganese, specific conductance, alkalinity, and total potassium" *See, e.g., Camp Branch CDD,* at 12.] While many discharges are regulated by water quality standards, some chemical changes associated with poorer water quality, such as conductivity, are not. The increased chemical mix produced by valley fills reduces biodiversity, causing a shift toward pollution tolerant organisms. An EPA-directed aquatic impacts assessment concluded that sites with valley fills had "lower biotic integrity" and "reduced taxa richness" with "fewer pollution-sensitive EPT taxa." 41 [Fn 41: EPT taxa refers to certain pollution sensitive species. . . whose presence is recognized as an indicator of a healthy stream.] (At pp. 42-43.)

[Fn 47, at p. 47, quotes the EPA's assessment with respect to one of the permits: "These ephemeral and intermittent streams provide high levels of water quality and quantity, sediment control, nutrients, and organic contributions, and as a result, are largely responsible for maintaining the quality of downstream environ systems for considerable distances."]

A similar description of the effect of MTR on streams can be found in the EPA studies of the matter. For example, both the Executive Summary of the Draft Moutaintop Mining/Valley Fills in Appalachia Programmatic Environmental Impact Statement (2003) **(http://www.ega.gov/region3/mtntop/eia.htm)** and the Summary of the Final Programmatic Environmental Impact Statement (2005) **(http://www.ega.gov/region3/mtntop/index.htm)** describe the major impact that MTR has on the environment in identical terms (pp. ES-1 ES-4 of the Draft and pp. 2-3 of the Final):

"Mountaintop Mining" refers to coal mining by surface methods . . . in the steep terrain of the central Appalachian coalfields. The additional volume of broken rook that is often generated as a result of this mining, but cannot be retuned to the locations from which it was removed, is known as "excess spoil" and it typically placed in valleys adjacent to the surface mine, resulting in "valley fills". . . .

The geographic focus of this study involves approximately 12 million acres, encompassing most of eastern Kentucky, southern West Virginia, western Virginia and scattered areas of eastern Tennessee. The study area contains about 59,000 miles of streams. Some of the springs flow all year, some flow part of the year, and some flow only briefly after a rainstorm or snow melt Most of the streams discussed in this PEIS [preliminary environmental impact statement] are considered headwater streams. Headwater streams are generally important ecologically because they contain not only diverse invertebrate assemblages, but some unique aquatic species. Headwater streams also provide organic energy that is critical to flab and other aquatic species throughout an entire river. Ecologically, the study area is valuable because of its rich plant life and because it is a suitable habitat for diverse populations of migratory songbirds, mammals, and amphibians. . . .

. . . . [S]tudies [by the EPA and others] noted the following:

* Of the largely forested study area, approximately 6.8% has been or may be affected by recent and future (1992-2012) mountaintop mining [USEPA, 2002]. In the past, reclamation focused primarily on erosion prevention and backfill stability and not reclamation with trees. Compacted backfill material hindered tree establishment and growth; reclaimed soils were more conducive for growing grass; and grasses, which out-competed tree seedlings, were often planted as a quiet growing vegetative cover. As a result, natural succession by trees and woody plants on reclaimed mined land (with intended post-mining land uses other than forest) was slowed. . . .

. More species of interior forest songbirds occur in forest unaffected by mining than forest edge adjacent to reclaimed mined land. Grassland bird species are more predominant on reclaimed mines. Similarly, amphibians (salamanders) dominate unaffected forest, whereas reptiles (snakes) occupy the reclaimed mined lands. Small mammals and raptors appear to inhabit both habitats.
. Approximately 1200 miles of headwater streams (or 2% of the streams in the study area) were directly impacted by MTM/VF features including coal removal areas, valley fills, roads, and ponds between 1992 and 2002. An estimated 724 stream miles (1.2% of streams) were covered by valley fills from 1985 to 2001. Certain watersheds were more impacted by MTM/VF than others. . . .

. Streams in watersheds where MTM/VFs exist are characterized by an increase of minerals in the water as well as less diverse and more pollutant-tolerant macroinvertebrates and fish species. . . .

The effect of MTR on the environment is extensively discussed in Chapter III of the Draft EIS, with the most detailed discussion at Part D, dealing with the impact on headwater streams. This section listed (p. III D-1) eight potential impact factors:
1. Loss of linear stream length [the text indicates that an EPA study showed that in a recent ten year period permits for filling were issued that covered over 2% of the total stream length in the region (see p. III D-2.0]
2. Loss of biota under fill foot print or from mined stream reaches ["when streams are filled or mined all biota living in the footprint of the fill or in the mined area are lost" (at p. III D-2); "filling or mining stream areas even in very small watersheds has the potential to impact aquatic communities some of which may be of high quality or

potentially support unique aquatic species (at p. III D-4)
3. Loss of upstream energy from buried stream reaches ["although invertebrates and microbiota in headwater streams are only a fraction of living plant and animal biomass, they are critical in the export of organic matter to downstream areas by converting leaf litter to fine particulate organic matter" (at p. III D-5)
4. Changes in downstream thermal regime
5. Changes in downstream flow regime
6. Changes in downstream chemistry [Based on an EPA study "[s]ites in the filled category had increased concentrations of sulfate, total dissolved solids, total selenium, total calcium, total magnesium, hardness, total manganese, dissolved manganese, specific conductance, alkalinity, total potassium, acidity and nitrate/nitrite. There were increased concentrations of sodium. . ." (at p. III D-6)]
7. Changes in downstream sedimentation (bed characteristics) ["mining and valley fills may alter the sediment composition of streams" (at p. III D-8)]
8. Effects on downstream biota [EPA studies found that "[t]he Filled and Filled-Residential sites have been found to differ from the unmined and mined sites in six to nine of the nine evaluation metrics." (at p. III D-14)]

The scope of the environmental degradation is enormous, even more so when the cumulative effect of the large numbers of projects are considered. Reportedly, MTR has already leveled at least 474 mountains in Appalachia. If one projects the EPA's estimates, by mid-century about 20% of the 12 million acres of mountains and forests will have suffered from MTR and 12% of the streams in that area will have been eliminated. And it is well to bear in mind that although the information provided above in this letter has emphasized the effects on streams, with some mention of birds etc., it is not only the ecology of streams that is affected by MTR, but also valleys, forests and, of course, the mountains themselves. It is difficult in the extreme to image any other activity that has a greater impact on the neighboring environment and ecology than does MTR.

During the past three to four years, Bank of America has been heavily involved in the financing of coal mines and coal plants, and, in addition to its regular lending activities, has been a participant in publicly disclosed financings by, among others, AES Corporation (electric generator whose plants produce 2,329 megawatts from coal in the US and many more megawatts from coal outside the US; including 3,020 mw from coal in China), Alpha Natural Resources (coal company), Arch Coal, Cleco Corp. (utility generating 70% of its power from coal), Consol Energy (coal company), Dynergy (utility generating over 3,500 mw from coal, with plants under construction for an additional 687 mw), FPL Group (utility with three coal plants that has plans to build two more at a cost of $ 3.4 billion), Foundation Coal, International Coal Group, Integrys Energy Group (credit facility to its energy generation unit, WPS Resources, WPS generates virtually all of its electricity from coal, using over 3.5 million tons per year and is building additional facilities that will use an additional 2,000,000 tons of coal per year), Massey Energy (coal company) and Peabody Energy (coal company).

****

Since the above was written, the environmental concerns have only increased, not only by way of scientific and regulatory concern, but also in the media.

For example, the journal *Science*, the publication of the American Association for the Advancement of Science, published an article on January 8, 2010 by eleven scientists detailing the adverse impacts of mountain top removal mining. The findings of these scientists are well summarized by the second paragraph of their article:

> Despite much debate in the United States, surprisingly little attention has been given to the growing scientific evidence of the negative impacts of MTM/VF [Mountain top removal/Valley Fill]. Our analyses of current peer-reviewed studies and of new water-quality data from WV [West Virginia] streams revealed serious environmental impacts that mitigation practices cannot successfully address. Published studies also show a high potential for human health impacts.

As indications of public concern on the matter, using the search phrase "mountain top removal" as a single search term gives 10,500 hits on Google (data accessed January 24). A similar search for that phrase as a single search term on the website of the New York Times yielded 262 hits for the most recent 12 months (data accessed January 24).

Finally, governmental regulatory concern has been enhanced. For example, Region 3 of the Environmental Protection Agency published a study on July 8, 2008 entitled "Downstream effects of mountaintop coal mining: comparing biological conditions using family- and genus-level macroinvertebrate bioassessment tools (PDF) (21 pp, 1.1MB, About PDF) by Gregory J. Pond, Margaret E. Passmore, Frank A. Borsuk, Lou Reynolds, and Carole J. Rose, US EPA. (Available by clicking on the citation in this email.) The abstract of that study begins with the following sentence:

> Surface coal mining with valley fills has impaired the aquatic life in numerous streams in the Central Appalachian Mountains.

On June 11, 2009, The EPA issued the following press release detailing steps that it was undertaking to establish an interagency program in cooperation with the Department of the Interior and the Army Corps of Engineers to combat the evils associated with mountain top removal coal mining:

> **WASHINGTON** – Obama Administration officials announced today that they are taking unprecedented steps to reduce the environmental impacts of mountaintop coal mining in the six Appalachian states of Kentucky, Ohio, Pennsylvania, Tennessee, Virginia, and West Virginia through a coordinated approach between the Environmental Protection Agency (EPA), Department of the Interior (DOI) and Army Corps of Engineers.
>
> Through a Memorandum of Understanding signed by Lisa P. Jackson, Administrator of the Environmental Protection Agency; Ken Salazar, Secretary of

the Interior; and Terrence "Rock" Salt, Acting Assistant Secretary of the Army for Civil Works, the Administration will implement an Interagency Action Plan on mountaintop coal mining that will:

- Minimize the adverse environmental consequences of mountaintop coal mining through short-term actions to be completed in 2009;
- Undertake longer-term actions to tighten the regulation of mountaintop coal mining;
- Ensure coordinated and stringent environmental reviews of permit applications under the Clean Water Act (CWA) and Surface Mining Control and Reclamation Act of 1997 (SMCRA);
- Engage the public through outreach events in the Appalachian region to help inform the development of Federal policy; and
- Federal Agencies will work in coordination with appropriate regional, state, and local entities to help diversify and strengthen the Appalachian regional economy and promote the health and welfare of Appalachian communities.

"Mountaintop coal mining cannot be predicated on the assumption of minimal oversight of its environmental impacts, and its permanent degradation of water quality. Stronger reviews and protections will safeguard the health of local waters, and thousands of acres of watersheds in Appalachia," said EPA Administrator Lisa P. Jackson. "Our announcement today reaffirms EPA's fundamental responsibility for protecting the water quality and environmental integrity of streams, rivers, and wetlands under the Clean Water Act. Getting this right is important to coalfield communities that count on a livable environment, both during mining and after coal companies move to other sites." . . . .

"The steps we are taking today are a firm departure from the previous Administration's approach to mountaintop coal mining, which failed to protect our communities, water, and wildlife in Appalachia," said Secretary Salazar. "By toughening enforcement standards, by looking for common-sense improvements to our rules and regulations, and by coordinating our efforts with other agencies, we will immediately make progress toward reducing the environmental impacts of mountaintop coal mining."

"This agreement represents federal agencies working together to take the President's message on mountaintop coal mining into action," said Nancy Sutley, Chair of the White House Council on Environmental Quality. "We are committed to powering our country while protecting health and welfare in the Appalachian region, securing access to clean streams and safe drinking water, and honoring our clean water laws." . . . .

The Army Corps of Engineers and the Environmental Protection Agency will take immediate steps under the CWA to minimize environmental harm by taking the following actions in 2009:
- Requiring more stringent environmental reviews for future permit applications

for mountaintop coal mining;
- Within 30 days of the date of the MOU, the Corps will issue a public notice (pursuant to 33 C.F.R. § 330.5) proposing to modify Nationwide Permit (NWP) 21 to preclude its use to authorize the discharge of fill material into streams for surface coal mining activities in the Appalachian region, and will seek public comment on the proposed action;
- Strengthening permit reviews under CWA regulations (Section 404(b)(1)) to reduce the harmful direct and cumulative environmental impacts of mountaintop coal mining on streams and watersheds;
- Strengthening EPA coordination with states on water pollution permits for discharges from valley fills and state water quality certifications for mountaintop coal mining operations; and - Improving stream mitigation projects to increase ecological performance and compensate for losses of these important waters of the United States. . . .

Concurrent with these short-term actions, the three agencies will embark on a comprehensive, coordinated review of their existing respective regulations and procedures governing mountaintop coal mining under existing law. The agencies will also create an interagency working group to promote ongoing Federal collaboration and ensure the Action Plan achieves results. As these reforms are implemented, the agencies will seek to involve the public and guide Federal actions through robust public comment and outreach.

RULE 14a-8(i)(7)

The proposal raises a significant policy issue that precludes its exclusion on ordinary business grounds.

a. The Standard

In 1976 the Commission in Release 12999 (November 22, 1976) reviewed and reversed prior Staff determinations which had excluded shareholder proposals on ordinary business grounds and concluded that:

> The Commission is of the view that the provision adopted today can be effective in the future if it is interpreted somewhat more flexibly than in the past. Specifically, the term "ordinary business operations" has been deemed on occasion to include certain matters which have significant policy, economic or other implications inherent in them. For instance, a proposal that a utility company not construct a proposed nuclear power plant has in the past been considered excludable under former subparagraph (c)(5) [now (i)(7)]. In retrospect, however, it seems apparent that the economic and safety considerations attendant to nuclear power plants are of such magnitude that a determination whether to construct one is not an "ordinary" business matter.

> Accordingly, proposals of that nature, as well as others that have major implications, will in the future be considered beyond the realm of an issuer's ordinary business operations, and future interpretative letters of the Commission's staff will reflect that view.

The same issue was discussed in Release 34-40018 (May 21, 1998) where the Commission stated that proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters."

Note that under the Commission's understanding of Rule 14a-8(i)(7), it is not sufficient for a registrant to establish that a given activity (e.g. extension of credit) is a matter of ordinary business. The registrant must also carry the burden of proving, *in addition,* that the proposal has no significant policy issues inherent in it.

Thus, the staff recently restated the applicable standard under Rule 124a-8(i)(7) as follows:

> In those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company. (Staff Legal Bulletin No. 14E (October 27, 2009) (text at footnote 4).)

We believe that the Proponent's shareholder proposal clearly meets the standard of having significant policy implications inherent in it and that there is a sufficient nexus between the nature of the proposal and the Company.

b. Mountain top removal coal mining (significant policy issues inherent in the proposal)

We believe it clear beyond cavil that, in general, the issue of mountain top removal coal mining meets the standard enunciated in the two Commission releases. The materials supplied above in the section of this letter entitled "Background" establishes this beyond any doubt. Indeed, Chase does not appear to contest the fact that, for someone actually engaged in such mining, a shareholder proposal addressing those activities would not be excluded by 14a-8(i)(7).

c. Chase's own activities (the nexus)

Although it is often true, as the Company suggests in its argument, that lending activities are matters of ordinary business, this is not true if the financial provider is closely enough connected (i.e. has a sufficient nexus) with an activity that would raise a significant policy issue for the borrower.

In the instant case, the Proponent's shareholder proposal does not request the Company to cease making loans to specific companies. On the contrary, it calls on Chase to report (i) on the impact on the environment that has come about as a result of the implementation of its own current policies and (ii) an assessment of the probable environmental impact of enhancing those policies. The proposal is therefore one that relates to the company's OWN environmental policies and their impact in the real world.

Secondly, even though some other corporation is doing the actual cutting off of the mountain tops, nevertheless, if the registrant has a close enough nexus to the creation of the harm, then the shareholder proposal cannot be excluded under Rule 14a-8(i)(7). See the above quote from Staff Legal Bulletin 14E. Thus, registrants have been asked to report to their shareholders not only about their own emissions, but also about the emissions of others, namely those who bought and used its products (i.e. the total lifecycle pollution emissions). See, e.g., *American Standard Companies, Inc.* (March 18, 2002). Consequently, it is not surprising that the Staff has often held that shareholder proposals to banks or other financial institutions that have enabled serious harm cannot be excluded under (i)(7) even though the actual commission of the harm will be executed by others. For example, in *Merrill Lynch & Co.* (February 25, 2000) the proposal requested the registrant to revise its criteria for accepting underwriting assignments to incorporate criteria that would consider the impact that the use of the funds would have on the environment, on human rights and on its reputation. That is, of course, exactly analogous to the type of action that the Proponent is asking the Company to undertake. An identical result was reached in *Morgan Stanley Dean Witter & Co.* (January 11, 1999). A similar result was also reached in *Citigroup Inc.* (February 27, 2002) in which the Staff refused to grant a no-action letter with respect to a shareholder proposal that in effect asked the bank to cease lending for "projects in endangered ecosystems and those that negatively impact indigenous peoples". Clearly, just as in *Merrill Lynch* and *Morgan Stanley*, the actual perpetrator of the harm was not the bank itself, but the recipient of the loan. So, too, in the instant case. The Company is closely enough associated with the grievous harm these projects do to the environment that the Proponent's shareholder proposal raises an important policy issue for the lender as well as the borrower.

In summary, the financing of projects having a major impact on the environment (or, as in the case of Citigroup, on communities) raises an important policy issue with respect to a registrant. Consequently, the Proponent's shareholder proposal cannot be excluded by Rule 14a-8(i)(7) even if it is deemed not to pertain to the implementation of the company's own environmental policies.

In this connection, we believe that the various no-action letters cited by the Company on page 5 of its letter are inapposite. For example, with respect to the six no-action letters cited in the first paragraph of that page, as well as the three no-action letters cited in the third paragraph, there is no reason to believe that the recipients of the loans were themselves engaged in activities that would raise a significant policy issue with respect to their own activities. Thus, in *BankAmerica Corporation* (February 18, 1977) the proponent requested an extremely detailed set of facts related to the making of certain types of loans to be used to construct nuclear reactors. This would today be regarded as an example of "micromanaging", since, in contrast to the *BankAmerica* letter, the Staff has held that a shareholder proposal that simply requested that the bank not finance nuclear power facilities until certain safety criteria are met did not run afoul of Rule 14a-8(c)(7) [the predecessor of (i)(7)]. *Marshall & Ilsley Corp.* (February 11, 1980) Thus, rather than supporting the Company's argument, an examination of the nuclear power letters reveals an exact analogy to the instant situation involving mountain top removal, namely, that if the recipient's activities raise sufficiently significant policy issues, then a shareholder proposal to the lender also raises a significant policy issue for that lender. The other two letters cited in the third paragraph can hardly be deemed by any stretch of the imagination to have raised significant policy issues. Thus, in *Mirage Resorts, Inc.* (February 18, 1997) the proponent had requested that the casino adopt "a policy wherein any applicant for casino credit or check cashing privileges who is not approved by a respective casino upon request be provided with a written statement as to specific basis for the rejection, and what steps, if any, can be taken to warrant future credit accommodations by the casino." Hardly analogous to mountain top removal! Similarly, the proponent's request in the final letter cited in the third paragraph, *BankAmerica Corp.* (March 22, 1992), was that the registrant establish certain procedures with respect to its loan making activities. There was no indication that any policy issue, significant or otherwise, was involved.

Upon analysis, the no-action letters cited in the first paragraph on page 5 of the Company's letter fare no better. There is nothing to indicate that a significant policy matter was implicated in the proposals at issue in *Bank of America Corp.* (February 28, 2008) (business dealings with persons without social security numbers), *Bank of America Corp.* (February 21, 2007) (business dealings with persons moving money cross-border); *JPMorgan Chase & Co.* (February 26, 2007) (same); *Citigroup Inc.* (February 21, 2007) (same); or *H&R Block, Inc.* (August 1, 2006) (fees on money market accounts, not refund anticipation loans, as stated by the Company); while *Banc One Corp.* (February 25, 1993) involved micromanaging.

Thus, each of the letters cited in the first and third paragraphs either involved micromanaging or merely involved ordinary credit decisions without any significant policy issue being present. In contrast, in the instant case, the ordinary credit decisions are accompanied by significant policy considerations.

Although the fact situations in two of the no-action letters cited in the second paragraph on page 5 have the merit of at least being marginally relevant, the actual no-action letter decisions fail to assist Chase in meeting its burden of proving that the Proponent's shareholder proposal fails to raise a significant policy issue. As noted above, there are several no-action letters that do, indeed, find that a lender may have a sufficient nexus to the borrower's conduct so that a shareholder proposal to the lender raises a significant policy matter for that lender. *Citigroup Inc.* (February 27, 2002) (effect on ecosystems and indigenous peoples); *Marshall & Ilsley Corp.* (February 11, 1980) (nuclear power reactors); *Merrill Lynch & Co.* (February 25, 2000) (human rights); *Morgan Stanley Dean Witter & Co.* (January 11, 1999) (human rights). Three of the no-action letters cited in the second paragraph are not of this type, and do not involve the question of whether there is a sufficient nexus to the borrower's conduct, but rather find (albeit somewhat questionably in one case) that the conduct engaged in by the registrant *itself* does not raise a significant policy issue. *Cash America International, Inc.* (March 5, 2007) (proposal related to the registrant's own loans); *H&R Block, Inc.* (August 1, 2006) (proposal related to the registrant's own sale of money market funds); *Citicorp* (January 26, 1990) (detailed proposal micromanaging how the registrant should write down loans on its books). In other words, in these letters the Staff simply found that there was no significant policy issue connected to *anyone's* activities. Unlike these situations, *Wells Fargo & Co.* (February 16, 2006) (loans to pay day lenders) did involve the conduct of the borrower, but that conduct did not rise to the level of a significant policy issue for the borrower itself, as witness the *Cash America* decision that held that pay-day lending does not raise a significant policy issue for the maker of the pay day loan. Therefore, the only arguably relevant citation in the second paragraph on page 5 of the Company's letter is *Washington Mutual, Inc.* (February 5, 2008). However, that letter was not decided on the ground that there was an insufficient nexus to the borrower's conduct. Rather, that letter was decided on the ground that the proposal dealt with "risk evaluation", a ground that probably would be unavailable today to that registrant (were it still in existence, having succumbed to the very problems that the shareholder proposal was prevented from raising). See Staff Legal Bulletin 14E (October 27, 2009).

In summary, not one of the 13 letters cited by the Company on page 5 of its letter stands for the proposition that the borrower's conduct cannot be invoked to establish that a shareholder proposal raises a significant policy issue for the lender. In contrast, a number of no-action letters (cited above) do stand for the proposition that the borrower's conduct may raise a significant policy issue for the lender. Consequently, since in the instant case there is a clear nexus between Chase's actions and the actions of those engaged in mountain top removal, the only question is whether mountain top removal itself raises an important policy issue. As noted above (subpart (b) of this section of our letter), we most emphatically believe that mountain top removal raises an important policy issue and, indeed, Chase does not appear to contest that conclusion.

RULE 14a-8(i)(3)

> "Further, rule 14a-8(g) makes clear that the company bears the burden of demonstrating that a proposal or statement may be excluded. As such, the staff will concur in the company's reliance on rule 14a-8(i)(3) to exclude or modify a proposal or statement only where that company has demonstrated objectively that the proposal or statement is *materially* false or misleading." Staff Legal Bulletin 14B (September 15, 2004). (Emphasis in original.)

Unfortunately, the Company has neglected to observe the standards set forth in Staff Legal Bulletin 14B, but instead, under the guise of vagueness, has reverted to the type of nit picking objections that the Bulletin was designed to obviate.

Its first objection, in the words of the Company, is that although the proposal requests it "to conduct an assessment of the impact of MTR mining on the "people of Appalachia' [the proposal] does not specify the type of impact" called for. We suggest that the Company reread the fourth, fifth, sixth, seventh, eighth and ninth paragraphs of the Whereas clause, where there are references, *inter alia*, to "impacts on public health", "environmental devastation", rubble "filling streams and destroying water resources", EPA "concerns about water quality and environmental health" and the blighting of communities. These are surely more than "vague references to 'social issues'... 'communities' and 'public health'", as contended by the Company, (Carryover sentence, pages 6-7.) In this connection, Chase gratuitously drags in the question of whether financial factors should be included in the review. It claims that the possibility of including financial factors makes the proposal ambiguous. However, at no point whatsoever does the proposal call for a review of financial factors. The first Whereas clause is one of three paragraphs providing general background and merely recognizes that Chase itself has stated that non-financial factors are relevant as a general matter in the making of loans. The background quote of Chase's own admission in the first paragraph hardly constitutes part of the "ask" of the proposal. That "ask" is set forth in the fourth through tenth paragraphs of the Whereas clause, the Resolve clause and the Supporting Statement. None of these have even a scintilla of a reference to financial factors. The Company's attempt to create a nonexistent ambiguity is, at best, a red herring. Only the deliberately obtuse would be unable to understand what they are being asked to vote on.

The Company's second objection centers on an alleged ambiguity in the concept of "assessing" the impact of the borrower's activities. We fail to understand in what way the concept of an assessment is ambiguous. The word "assess" is clearly understood and is in common parlance. For example, it is even used from time to time in the Commission's own rules (emphasis supplied):

> "management's discussion and analysis of the financial condition and results of operations shall be provided so as to enable the reader to **assess** material changes in financial condition and results of operations" Item 303(b) of Regulation S-K.
>
> "discussion and analysis shall be provided so as to enable the reader to **assess** the sources and effects of material changes" Item 305(c) of Regulation S-K.
>
> "If the nominating committee (or the board) has a policy with regard to the consideration of diversity in identifying director nominees, describe how this policy is implemented, as well as how the nominating committee (or the board) **assesses** the effectiveness of its policy" Item 407(c)(2)(vi) of Regulation S-K (adopted in Release 33-9089 (December 16, 2009))
>
> "A statement that the party used the criteria in paragraph (d) of this section to **assess** compliance with the applicable servicing criteria" Item 1122(a)(2) of Regulation S-K

'Do not have written procedures reasonably designed to identify, **assess,** and remediate any Year 2000 problems in mission critical systems under your control" Regulation 15b7-3T(b)(2)(i) under the '34 Act (An admittedly obsolete rule.)

"Any additional material information concerning its management of Year 2000 Problems that will help the Commission and the designated examining authorities **assess** the readiness of the broker or dealer for the Year 2000" Regulation 17a-5(b)(G) under the '34 Act (Ditto.)

"Any additional material information in both reports concerning its management of Year 2000 Problems that could help the Commission **assess** the transfer agent's readiness for the Year 2000" Regulation 17Ad-18(b)(7) under the '34 Act (Ditto.)

"Do not have written procedures reasonably designed to identify, **assess,** and remediate any material Year 2000 problems in your mission critical systems under your control" Regulation 17Ad-21T(b)(2)(i) (Ditto.)

Aside from the use of the term in the Regulations themselves, the term is widely used in other Commission documents. For example, in Release 33-9106 (February 2, 2010) (Commission Guidance Regarding Disclosure Related to Climate Change), the Commission stated (text at footnote 50):

"MD&A disclosure should provide material historical and prospective textual disclosure enabling investors to **assess** the financial condition and results of operations of the registrant, with particular emphasis on the registrant's prospects for the future" (Emphasis supplied.)

Indeed, a Lexis search of the term "assess" in the data base entitled "SEC Decisions, Orders and Releases" is stopped because it finds more than 3,000 usages of that term by the SEC itself. Indeed, a restriction of the search to the past decade (after January 1, 2000) has 1,739 hits of usage of the term by the SEC itself. Although many of these could conceivably have used assessment in the sense of imposing costs, there can be no doubt but that vast numbers of them are used in the same sense as the term is used by the Proponent. (A search on February 18, 2010 of the data base revealed that of the 33 usages of the term since January 1 of this year, 13 (i.e. 40% or two times per week for the dates covered) were used in the sense of evaluation, rather than imposition of a fee, although the majority of the releases dealing with fees seemed to be dealing with the same proposed fee to be imposed by rule amendment by each of the various exchanges, with a separate release for each exchange.)

In short, the Company's objection to the use of term "assess" is just plain silly.

The Company's third objection, pertaining to the possible adoption of a policy, again proves that plain English gives Chase a great deal of difficulty. A proposal requesting the Company to assess something is not a requirement that it be adopted. It is a requirement that the issue be examined. Furthermore, the Company's citation to the policies actually adopted by Citigroup and Bank of America only serves to obfuscate the issue, since neither of their policies involves a ban on financing.

In summary, the Company has invented a series of make-weight arguments, since not one of the three objections raises a serious question of ambiguity

---

For the foregoing reasons, the Proponent's shareholder proposal is neither ambiguous nor indefinite and therefore it is not excludable by virtue of Rule 14a-8(i)(3).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Martin P. Dunn, Esq.
Elaine C. Lehman
Anna Bradley
Leslie Lowe
Laura Berry

O'MELVENY & MYERS LLP

BEIJING
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1625 Eye Street, NW
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1934 Act/Rule 14a-8

January 11, 2010

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of Loyola University Chicago
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the ***"Company"***), which requests confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the enclosed shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by Loyola University Chicago (the ***"Proponent"***) from the Company's proxy materials for its 2010 Annual Meeting of Shareholders (the "***2010 Proxy Materials***").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- enclosed herewith six copies of this letter and its attachments;
- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

A copy of the Proposal and Supporting Statement, the Proponent's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

I. SUMMARY OF THE PROPOSAL

On December 1, 2009, the Company received a letter from the Proponent containing the Proposal for inclusion in the Company's 2010 Proxy Materials. The Proposal reads as follows:

> "RESOLVED:
>
> Shareholders request that JPM's Board publish a report, at reasonable cost and omitting proprietary information, by September 2010 assessing (i) the impact of [mountaintop removal (*"MTR"*)] mining by JPM's clients on the environment and people of Appalachia, and (ii) the adoption of a policy barring future JPM financing of companies engaged in MTR mining."

II. EXCLUSION OF THE PROPOSAL

A. Bases for Exclusion of the Proposal

As discussed more fully below, the Company believes that it may properly omit the Proposal from its 2010 Proxy Materials in reliance on the following paragraphs of Rule 14a-8:

- Rule 14a-8(i)(7), as the Proposal deals with a matter relating to the Company's ordinary business operations; and
- Rule 14a-8(i)(3), as the Proposal is materially false and misleading.

B. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(7), as it Deals With a Matter Relating to the Company's Ordinary Business Operations

1. The scope of the proposal is not limited to a "significant social policy issue"

The Proposal requests that the Company's Board of Directors prepare a report that assesses two distinct matters. First, the report would assess the impact of MTR mining by the Company's clients on the environment and the people of Appalachia. Second, the report would assess the adoption of a policy barring future financing by the Company of companies engaged in MTR mining.[1] With respect to the first matter that the report would consider, the Company

[1] As noted in further detail beginning on page 6 of this letter, the Proposal itself is unclear about the action that would be required by the Board of Directors. On its face, the Proposal appears to require that the Company issue a report assessing, among other things, the adoption of a policy barring future financing by the Company. However, based on statements in the Supporting Statement, a shareholder may instead read the Proposal to require that the Company actually adopt such a policy (rather than simply assess its adoption).

agrees that certain matters involving the environment raise significant policy issues. However, the second matter that the report would consider, "a policy barring future financing by the Company of companies engaged in MTR mining," relates to the clearly ordinary business matter of determining the particular customers to whom the Company should or should not provide its products and services.

As discussed more fully below, where a shareholder proposal relates partially to a significant policy issue and partially to an ordinary business matter, the Staff has taken the position that such a proposal may be omitted in reliance on the exclusion in Rule 14a-8(i)(7).

a. Commission statements describing the Rule 14a-8(i)(7) exclusion and the "significant policy issues" exception to that exclusion

A company is permitted to exclude a shareholder proposal from its proxy materials under Rule 14a-8(i)(7) if the proposal deals with a matter relating to the company's ordinary business operations. In Commission Release No. 34-40018 (May 21, 1998) (the ***"1998 Release"***), the Commission stated that the underlying policy of the "ordinary business" exception is "to confine the resolution of ordinary business problems to management and the Board of Directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission further stated in the 1998 Release that this general policy rests on two central considerations. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Importantly, with regard to the first basis for the "ordinary business" matters exception, the Commission also stated that "proposals relating to such matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."

b. In the case of shareholder proposals that involve BOTH ordinary business matters and significant policy issues, the entire proposal may be omitted under Rule 14a-8(i)(7)

The Staff has addressed proposals that relate to both ordinary business matters and significant policy issues on a number of occasions and has expressed the view that proposals relating to both ordinary business matters and significant policy issues may be excluded in their entirety in reliance on Rule 14a-8(i)(7).[2] *See Wal-Mart Stores, Inc.* (Mar. 15, 1999) (concurring in the exclusion of a proposal requesting that the Board of Directors report on Wal-Mart's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, child labor or who fail to comply with laws protecting employees' rights and describing other matters to be included in the report, because "paragraph 3 of the description of

---

[2] In Staff Legal Bulletin 14C (June 28, 2005), the Staff stated that in determining whether the focus of a proposal is a significant policy issue, it considers both the proposal and supporting statement as a whole.

matters to be included in the report relates to ordinary business operations"). *See also, General Electric Company* (Feb. 10, 2000) (concurring in the exclusion of a proposal relating to the discontinuation of an accounting method and use of funds related to an executive compensation program as dealing with both the extraordinary business matter of executive compensation and the ordinary business matter of choice of accounting method).

In a 2005 letter to *General Electric Company* (Feb. 3, 2005), the Staff expressed the view that a proposal requesting General Electric to issue a statement that provided information relating to the elimination of jobs within General Electric and/or the relocation of U.S.-based jobs by General Electric to foreign countries, as well as any planned job cuts or offshore relocation activities, could be omitted in reliance on Rule 14a-8(i)(7) as relating to General Electric's ordinary business operations (*i.e.*, management of the workforce). Although it appeared the shareholder proponent clearly intended the proposal to address the issue of "offshoring" (also called outsourcing or the movement of jobs from the U.S. to foreign countries), the proposal submitted to General Electric was not limited to that issue and encompassed both ordinary business matters and extraordinary business matters and, as such, the Staff agreed with General Electric's view that the proposal could be omitted.

2. The Proposal may be omitted because it relates to ordinary business matters

As addressed below, the Proposal clearly relates to the Company's ordinary business operations -- it addresses the particular products and services offered by the Company.

The Company is a global financial services firm that specializes in investment banking, financial services for consumers, small business and commercial banking, financial transaction processing, asset management, and private equity. As such, the Proposal relates to the Company's ordinary business operations because it involves the Company's decisions to originate and manage certain financial services. The Company's decisions as to whether to offer particular products and services to its clients and the manner in which the Company offers those products and services are precisely the kind of fundamental, day-to-day operational matters meant to be covered by the ordinary business operations exception under Rule 14a-8(i)(7).

The Proposal requests that the Company's Board of Directors prepare a report assessing (i) the impact of MTR mining by the Company's clients on the environment and the people of Appalachia, and (ii) the adoption of a policy barring future financing by the Company of companies engaged in MTR mining. Although the Proposal relates to a report, the Commission has long held that such proposals are evaluated by the Staff by considering the underlying subject matter of the proposal when applying Rule 14a-8(i)(7). *See* Commission Release No. 34-20091 (Aug. 16, 1983). The Proposal is not limited to an assessment of the impact of MTR mining on the environment and the people of Appalachia. Instead, the Proposal relates to the adoption of a policy barring future financing by the Company of companies engaged in MTR mining. Accordingly, the Proposal seeks to determine the products and services the Company should offer, as well as those particular customers to whom the Company should provide its products and services. Because these tasks are fundamental to management's ability to run the

Company on a day-to-day basis, the Proposal relates to the Company's ordinary business operations.

The Staff has concurred that proposals relating to credit policies, loan underwriting, and customer relations relate to the ordinary business operations of a financial institution and, as such, may be omitted under Rule 14a-8(i)(7). *See, e.g., Bank of America Corp.* (Feb. 27, 2008) (concurring in the omission of a proposal requesting a report disclosing the company's policies and practices regarding the issuance of credit cards because it related to "credit policies, loan underwriting and customer relations"); *Bank of America Corp.* (Feb. 21, 2007) (concurring in the omission of a proposal requesting a report on policies against the provision of services that enabled capital flight and resulted in tax avoidance); *JPMorgan Chase & Co.* (Feb. 26, 2007) (same); *Citigroup Inc.* (Feb. 21, 2007) (same); *H&R Block, Inc.* (Aug. 1, 2006) (concurring in the omission of a proposal that related to the company's policy of issuing refund anticipation loans); and *Banc One Corp.* (Feb. 25, 1993) (concurring in the omission of a proposal requesting the adoption of procedures that would consider the effect on customers of credit application rejection). As in these prior situations in which the Staff has expressed the view that a company may omit a proposal in reliance on Rule 14a-8(i)(7), the Proposal's subject matter regards the Company's decisions to sell certain financial products.

Omission of the Proposal is further supported by a long line of precedent recognizing that proposals addressing a financial institution's participation in a particular segment of the lending market relate to ordinary business matters and may be omitted under Rule 14a-8(i)(7). *See, e.g., Washington Mutual, Inc.* (Feb. 5, 2008) (concurring in the omission of a proposal that related to the company's mortgage originations and/or mortgage securitizations); *Cash America International, Inc.* (Mar. 5, 2007) (concurring in the omission of a proposal that requested the appointment of a committee to develop a suitability standard for the company's loan products, and to determine whether loans were consistent with the borrowers' ability to repay and for an assessment of the reasonableness of collection procedures because it related to "credit policies, loan underwriting and, customer relations"); *H&R Block*; *Wells Fargo & Co.* (Feb. 16, 2006) (concurring in the omission of a proposal that requested a policy that the company would not provide credit or banking services to lenders engaged in payday lending because it related to "credit policies, loan underwriting and customer relations"); and *Citicorp* (Jan. 26, 1990) (concurring in the omission of a proposal that related to the development of a policy to forgive a particular category of loans).

Finally, the Staff repeatedly has recognized that the policies applied in making lending and credit decisions are particularly complex business operations about which shareholders are not in a position to make an informed judgment. For example, in *BankAmerica Corp.* (Feb. 18, 1977), the Staff noted that "the procedures applicable to the making of particular categories of loans, the factors to be taken into account by lending officers in making such loans, and the terms and conditions to be included in certain loan agreements are matters directly related to the conduct of one of the [c]ompany's principal businesses and part of its everyday business operations." *See also, e.g., Mirage Resorts, Inc.* (Feb. 18, 1997) (concurring in the omission of a proposal relating to business relationships and extensions of credit); and *BankAmerica Corp.* (Mar. 23, 1992) (concurring in the omission of a proposal dealing with the extension of credit and decisions and policies regarding the extension of credit).

3. Conclusion

Based on the foregoing analysis, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2010 Proxy Materials in reliance on Rule 14a-8(i)(7).

B. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(3), as it is Materially False and Misleading

Rule 14a-8(i)(3) permits a company to exclude a proposal or supporting statement, or portions thereof, that are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy materials. Pursuant to Staff Legal Bulletin 14B (Sept. 15, 2004) (***"SLB 14B"***), reliance on Rule 14a-8(i)(3) to exclude a proposal or portions of a supporting statement may be appropriate when the resolution contained in the proposal is so inherently vague or indefinite that neither the shareholders in voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See also Philadelphia Electric Company* (Jul. 30, 1992); and *Proctor & Gamble Company* (Oct. 25, 2002).

In applying the "inherently vague or indefinite" standard under Rule 14a-8(i)(3), the Staff has long held the view that a proposal does not have to specify the exact manner in which it should be implemented, but that discretion as to implementation and interpretation of the terms of a proposal may be left to the board. However, the Staff has also noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *See Fuqua Industries, Inc.* (Mar. 12, 1991).

1. The Proposal is impermissibly vague and indefinite

The Proposal is vague and indefinite. Shareholders voting on the Proposal, and the Company in implementing the Proposal (if adopted), would be unable to determine with any reasonable certainty what actions the Proposal requires. Further, the Proposal does not provide sufficient guidance to enable the Company to implement it without making numerous assumptions regarding what is actually contemplated by the Proponent. For example, the Proposal would require the Company to conduct an assessment of the impact of MTR mining on the "people of Appalachia," but it does not specify the type of impact on the "people of Appalachia" that the Company would be required to assess. The Supporting Statement, quoting the Company's Environmental Policy, references the importance of balancing non-financial factors, such as environmental and social issues, with financial priorities, and later states that MTR mining has "serious adverse impacts on communities, the environment, and public health." It is, therefore, unclear whether the Proposal would require the Company's assessment to focus on non-financial factors only affecting the people of Appalachia or whether financial factors would also need to be addressed. Even if the assessment should be limited to "non-financial" factors, these factors are not clearly defined beyond the vague reference to "social issues" and the brief reference to "communities" and "public health." Further, "social issues" could encompass a myriad of specific issues, including (among others) education, crime, and access to health insurance. The absence of clear guidance in either the Proposal or the Supporting Statement regarding the intended scope of the Company's assessment will make it difficult for shareholders to understand what they are being asked to vote on and makes the Proposal materially misleading because any action ultimately taken by the Company upon implementation of the Proposal could be significantly different from the actions envisioned by the shareholders voting on the Proposal.

In addition, the Proposal requires the Company to assess the activities of its third party clients engaged in MTR mining activities. However, neither the Proposal nor the Supporting Statement provides any guidelines about the actions the Company would be required to take to "assess" the impact of its clients' MTR activities. It is possible that the Proposal intends for the Company's assessment to entail a formal environmental impact statement for each of its clients who engage in MTR activities or engage a consulting or other firm to initiate a far-reaching study of all the other conceivable effects that MTR mining activities could have on the "environment and the people of Appalachia." Alternatively, it is possible that the Proposal intends for the Company to request that its clients complete a questionnaire describing the impact of their MTR mining activities on the environment and the people of Appalachia. These are only two of a wide range of possibilities that result from the absence of guidance in the Proposal and Supporting Statement and the cost of these two alternatives would be vastly different.

A shareholder voting on the Proposal would not have any information about the extent of the actions the Company would be required to take to implement such an assessment and different shareholders could have very distinct views about the actions the Company would have to take to perform its assessment. By not providing any guidance about the required scope of the Company's assessment, the Proposal is also misleading because it does not provide shareholders with any indication of the expected cost to the Company of performing its assessment. The only mention of cost relates to the cost of the Company to prepare its report to the Company's shareholders -- the Proposal requires that the report be published "at reasonable cost." Depending upon the scope of the assessment the Proponent expects the Company to perform, the Proposal could subject the Company to significant costs, a fact that would be material to a shareholder voting on the Proposal.

Finally, the second part of the Proposal requires the Company to assess "the adoption of a policy barring future JPM financing of companies engaged in MTR mining." Neither the Proposal nor Supporting Statement indicate, however, whether this would require the Company to actually adopt such a policy or whether the Company would be required only to assess the impact to the Company if it adopted such a policy. The Supporting Statement notes that both Citigroup and Bank of America have adopted policies related to lending to companies engaged in MTR, but it does not expressly state that the Company should adopt such a policy. Given this lack of clarity in the Supporting Statement and the express language of the Proposal (which requires only that the Company assess the adoption of such a policy), it is likely that shareholders will be confused about whether they are voting on a Proposal that would require the Company to adopt a policy barring the Company's future financing of companies engaged in

MTR mining or whether the Company would only be required to evaluate its adoption of such a policy.

Given the absence of clarity in the Proposal and Supporting Statement, as discussed above, shareholders considering the Proposal will be unable to understand with any reasonable certainty what they are being asked to vote on. Further, due to this absence of clarity, if the Proposal was to be approved, any action ultimately taken by the Company to implement the Proposal could be significantly different from the actions envisioned by shareholders in voting on the Proposal.

The Staff in numerous no-action letters has permitted the exclusion of shareholder proposals "involving vague and indefinite determinations . . . [where] neither the shareholders voting on the proposal nor the company would be able to determine with reasonable certainty what measures the company would take if the proposal was approved." *See Bank of America Corporation* (Feb. 25, 2008) (permitting exclusion of a proposal to amend the company's greenhouse gas emissions policies to observe a moratorium on all financing, investment and further involvement in activities that support MTR coal mining or the construction of new coal-burning power plants that emit carbon dioxide); *The Ryland Group, Inc.* (Jan. 19, 2005 (permitting exclusion of a proposal seeking a report based on the Global Reporting Initiative's sustainability guidelines); *People's Energy Corporation* (Nov. 23, 2004) (permitting exclusion of a proposal to amend the company's governance documents to prohibit indemnification for acts of "reckless neglect"); and *Puget Energy, Inc.* (Mar. 7, 2002) (excluding a proposal requesting the implementation of a "policy of improved corporate governance"). In each of these proposals, neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal required. In addition, these proposals are misleading because any action taken by the company to implement the proposal (if adopted) could be significantly different from the actions envisioned by shareholders voting on the proposal. *See Philadelphia Electric* (Jul. 30, 1992) and *NYNEX Corporation* (Jan. 12, 1990).

2. Conclusion

Based on the foregoing analysis, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2010 Proxy Materials in reliance on Rule 14a-8(i)(3).

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2010 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2010 Proxy Materials. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,

Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc:

Ms. Leslie Lowe
Interfaith Center on Corporate Responsibility

Anthony Horan, Esq.
Corporate Secretary
JPMorgan Chase & Co.

EXHIBIT A

LOYOLA
UNIVERSITY CHICAGO

Water Tower Campus
820 N. Michigan Avenue | Chicago, Illinois 60611
Phone 312.915.6000

RECEIVED BY THE OFFICE OF THE SECRETARY

VIA UPS: NEXT DAY AIR

November 30, 2009

Mr. James Dimon
Chairman & Chief Executive Officer
JP Morgan Chase & Co.
270 Park Avenue
New York, NY 10017-2070

Re: Shareholder Proposal for 2010 Annual Meeting

Dear Mr. Dimon:

Loyola University Chicago (LUC) is a Jesuit institution that has a longstanding policy on responsible investing and a deep commitment to social justice, human rights, and environmental progress. To reflect this commitment in its investment practices, LUC established the Shareholder Advocacy Committee in 2006. In 2009, we joined a group of investors concerned about the environmental and social responsibility, as well as the financial profitability, of the companies in which we invest, and believe that there is an urgent need for JP Morgan Chase & Co. to address its role as financier for coal companies involved in mountain top removal (MTR) coal mining – which is an increasingly controversial practice because of its serious adverse impacts on the people and the environment of Appalachia. As an investor in JP Morgan Chase & Co. (JPM), we believe that JPM's financing of companies engaged in MTR mining raises serious questions about the bank's stated commitment to environmental and social sustainability as a matter of good business practice.

As a part of these engagements, we have decided to file the enclosed shareholder resolution concerning financing of MTR mining, coordinated by the Interfaith Center on Corporate Responsibility (ICCR).

Respectfully, we submit the enclosed shareholder proposal for inclusion in the 2010 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Loyola University Chicago is the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of 47,295 shares of JP Morgan & Co., and we will continue to be an investor through the stockholders' 2010 meeting. Also enclosed please find verification of our ownership position. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC Rules.

We hope that our company will agree to support and implement this shareholder resolution, and reflect the kind of global leadership we as shareholders expect. Loyola University Chicago has designated Ms. Leslie Lowe of the Interfaith Center on Corporate Responsibility as the contact person for this resolution. Please forward all communications related to this matter to her, with copy to the individuals noted below. Ms. Lowe may be reached by email at llowe@iccr.org; by telephone at 212-870-2623; and by post at Interfaith Center on Corporate Responsibility, 475 Riverside Drive, Suite 1842, New York, NY 10115-0050. Should representatives of the company wish to discuss the proposal, please contact Ms. Lowe.

Like the Interfaith Center on Corporate Responsibility, we, at Loyola University Chicago, believe the proposed report and policy will help strengthen JP Morgan Chase & Co.'s own endeavors, as well as protect shareholder value.

We look forward to hearing from you.

Sincerely,

Raymond Catania
Chair, Shareholder Advocacy Committee
RC/ccl

Encs.

cc: Leslie H. Lowe, Energy & Environment Program Director - Interfaith Center on Corporate Responsibility
Eric Jones, Assistant Treasurer-Loyola University Chicago

JP Morgan Chase & Co

Mountaintop Removal Coal Mining

WHEREAS:

JP Morgan Chase & Co (JPM) "recognizes that balancing non-financial factors such as environmental and social issues with financial priorities is an essential part of good corporate citizenship, in addition to being fundamental to risk management and the protection of investors."

In furtherance of its goal "to make a positive contribution to sustainability by integrating environmental principles into our business model," JPM has adopted forestry and biodiversity policy commitments that recognize the critical importance of forests for water resources and carbon sequestration. (http://www.jpmorgan.com/pages/jpmc/community/env/policy/forest)

JPM, a signatory of the Carbon Principles Enhanced Environmental Diligence for financing new coal-fired power plants, has also committed to assume "a leadership role in the financial services industry by helping to reduce greenhouse gas emissions in our value chain."

Notwithstanding these policy commitments, JPM provides financing to coal companies that practice mountaintop removal (MTR) mining, a highly controversial practice that has serious adverse impacts on communities, the environment, and public health.

MTR causes massive environmental devastation. Forests are clear-cut, the tops of mountains blasted away to reveal coal seams and the rubble dumped in the valleys below, filling streams and destroying water resources.

The U.S. Environmental Protection agency (EPA) found that approximately 1,200 miles of headwater streams in the Appalachian coal region (2% of the streams in the study area) were directly impacted by MTR. (http://www.epa.gov/region3/mtntop/index.htm) By mid-century about 20% of the 12 million acres of mountains and forests will have suffered from MTR and 12% of the streams in that area will have been eliminated. EPA has placed 79 MTR projects on hold to review of the permits due to concerns about water quality and environmental health. (http://www.bloomberg.com/apps/news?pid=email_en&sid=aJjhGdHTDUH4)

MTR has reportedly leveled at least 474 mountains in Appalachia destroying forests that are among the world's richest in biodiversity. Between 1992 and 2012, EPA estimates MTR will have destroyed approximately 7% of Appalachian forests in coal mining regions studied. (http://www.epa.gov/Region3/mtntop/pdf/mtm-vf_fpeis_full-document.pdf)

Old growth forests, like those found in Appalachia, are important carbon sinks that store atmospheric carbon dioxide. Deforestation is the second leading source of GHG emissions worldwide. (http://www.gsfc.nasa.gov/gsfc/service/gallery/fact_sheets/earthsci/green.htm) The carbon in forests destroyed by MTR each year roughly equals the annual emissions from two 800-megawatt coal-fired power plants.

MTR blights communities. Of the roughly half-million acres of land covered by surface-mining permits in Kentucky over the last decade, less than 14,000 acres are scheduled to be reclaimed for commercial, residential, industrial or recreational development, according to state mining authorities. (http://www.mcclatchydc.com/251/story/77358.html?story_link=email_msg)

While JPM's competitors Citigroup and Bank of America have adopted policies on lending to companies engaged in MTR, JPM has not.

RESOLVED:

Shareholders request that JPM's Board publish a report, at reasonable cost and omitting proprietary information, by September 2010 assessing (i) the impact of MTR mining by JPM's clients on the environment and people of Appalachia, and (ii) the adoption of a policy barring future JPM financing of companies engaged in MTR mining.

Chris Robinson
Second Vice President
The Northern Trust
50 South LaSalle Street, B-8
Chicago, Illinois 60603

Northern Trust

November 30, 2009

Anthony J. Horan
Office of the Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017-2070

Dear Mr. Horan,

This letter will certify that as of November 30, 2009, Northern Trust Corporation, as custodian, held for the beneficial interest of the Loyola University, 47,295 shares of JP Morgan Chase & Co. Common Stock.

Further, please note that Northern Trust Corporation has continuously held in excess of $2,000 worth of JP Morgan Chase & Co stock on behalf of the Loyola University since October 01, 2008.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 444-5538.

Sincerely,

Chris J. Robinson
Second Vice President
Account Manager

TOTAL P.01

JPMORGAN CHASE & CO.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

December 2, 2009

Ms. Leslie Lowe
Energy & Environment Program Director
Interfaith Center on Corporate Responsibility
475 Riverside Drive - Suite 1842
New York N 10115-0050

Dear Ms. Lowe:

This will acknowledge receipt of a letter dated November 30, 2009, whereby Mr. Catania advised JPMorgan Chase & Co. of the intention of Loyola University to submit a proposal to be voted upon at our 2010 Annual Meeting. The proposal is entitled "Moutaintop Removal Coal Mining".

We also acknowledge receipt of the letter dated November 30, 2009, from Northern Trust verifying that Loyola University is the beneficial owner of shares of JPMorgan Chase common stock with a market value of at least $2,000.00 in accordance with Rule 14a-8(b)(2) of the Securities and Exchange Commission.

Sincerely,

cc: Raymond Catania – Loyola University
Eric Jones – Loyola University

270 Park Avenue, New York, New York 10017-2070
Telephone 212 270 7122 Facsimile 212 270 4240 anthony.horan@chase.com

66954396